Exhibit 99.4

19575 NetEase VIF Proof 2 Annual General Meeting of NetEase, Inc. Date: June 16, 2022 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of NetEase, Inc. to be held on June 16, 2022 For Holders as of May 17, 2022 All votes must be received by 5:00pm, New York Time on June 8, 2022. A copy of NetEase’s 2021 annual report is available at http://ir.netease.com. If you wish to receive a paper or email copy of NetEase’s 2021 annual report, you may request a copy by emailing ir@service.netease.com. Copyright © 2022 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR NETEASE, INC. P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal: 1a William Lei Ding 1b Alice Yu-Fen Cheng 1c Joseph Tze Kay Tong 1d Lun Feng 1e Michael Man Kit Leung PROPOSAL NO. 2: Ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of NetEase, Inc. for the fiscal year ending December 31, 2022 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively.

19575 NetEase VIF Proof 2 NETEASE, INC. (the “Company”) Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on June 8, 2022) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 17, 2022 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on June 16, 2022 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR NETEASE , INC. P.O. Box 8016 CARY, NC 27512-9903